SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           --------------------------

                         THE WEST COMPANY, INCORPORATED
                                (Name of Issuer)

                         THE WEST COMPANY, INCORPORATED
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK ($.25 PAR VALUE)
                         (Title of Class of Securities)

                                   953348 10 9
                      (CUSIP NUMBER of Class of Securities)

                               John R. Gailey III
                       Vice President and General Counsel
                         The West Company, Incorporated
                                101 Gordon Drive
                            Lionville, PA 19341-0645
                                 (610) 594-2900

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of the Person(s) Filing Statement)

                           --------------------------

                                September 9, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           --------------------------

                            CALCULATION OF FILING FEE

    Transaction Valuation*                            Amount of Filing Fee
    ----------------------                            --------------------

        $62,000,000                                        $12,400.00

        *Calculated solely for the purpose of determining the filing fee, based upon the purchase of 2,000,000 shares at the maximum tender offer price per share of $31.00.

o Check if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify
the previous filing by registration statement number, or the Form or   Schedule
and the date of its filing.

Amount Previously Paid:     N/A                   Filing Party:     N/A
Form or Registration No.:   N/A                   Date Filed:       N/A

       This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by The West Company, Incorporated, a Pennsylvania corporation (the "Company"), to purchase up to 2,000,000 shares of its common stock $.25 par value (the "Shares") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Flip-In Rights Agreement and the Flip-Over Rights Agreement, each dated as of January 16, 1990, between the Company and American Stock Transfer & Trust Company, as the Rights Agent) at a price, net to the seller in cash, not greater than $31.00 nor less than $27.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement. Tenders of Shares pursuant to the Offer will include a tender of the associated Rights and no separate consideration will be paid for such Rights.

ITEM 1.  SECURITY AND ISSUER.

       (a) The name of the issuer is The West Company, Incorporated, a Pennsylvania corporation. The address of its principal executive office is The West Company, Incorporated, 101 Gordon Drive, Lionville, PA, 19341-0645.

       (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference.

       (c) The information set forth in "Introduction" and "Section 6. Price Range of Shares; Dividends; Preferred Stock Purchase Rights" in the Offer to Purchase is incorporated herein by reference.

       (d) This Statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       (a) - (b) The information set forth in "Section 8. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

       (a) - (j) The information set forth in "Introduction," "Section 7. Purpose of the Offer; Certain Effects of the Offer," "Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares," "Section 8. Source & Amount of Funds" and "Section 9. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

       The information set forth in "Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

       The information set forth in "Introduction," "Section 7. Purpose of the Offer; Certain Effects of the Offer," and "Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

       The information set forth in "Introduction" and "Section 15. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

       (a) - (b) The information set forth in "Section 10. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

       (a) Not applicable.

       (b) The information set forth in "Section 12. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

       (c) The information set forth in "Section 9. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

       (d) Not applicable.

       (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

       (a) A list of exhibits filed with this Statement is set forth on the Index to Exhibits immediately following the signature page of this Statement and is incorporated herein by reference.

       (b) The Credit Agreement, dated as of August 28, 1995, among the Company, certain subsidiaries thereof and the banking institutions named therein with CoreStates Bank, N.A., as agent, and amendments thereto dated as of April 7, 1997, August 31, 1997, and August 10, 1998, respectively, and extensions thereof dated June 22, 28, 29 and July 6, 1998 (as so amended and extended, the "Credit Agreement").

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                       THE WEST COMPANY, INCORPORATED



                                        By:
                                           ------------------------------------
                                           Steven A. Ellers
                                           Senior Vice President and
                                           Chief Financial Officer



Dated:  September 9, 1998

                                INDEX TO EXHIBITS


ITEM                                DESCRIPTION                            PAGE

(a)(1)    Form Offer to Purchase dated September 9, 1998 ...................
(a)(2)    Form of Letter of Transmittal.....................................
(a)(3)    Form of Notice of Guaranteed Delivery.............................
(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees......................................
(a)(5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.........................
(a)(6)    Form of Letter to Shareholders dated September 9, 1998, from the Chairman and Chief Executive Officer of the Company...........
(a)(7)    Form of Letter from The West Company, Incorporated to
          participants in The West Company Savings Plan, Direction Form for The West Company, Incorporated Savings Plan Employer Matching Contribution and PAYSOP Accounts the Form of Questions and Answers
          for plan participants about the Company's tender offer............
(a)(8)    Form of Letter from the Company to participants in the
          Non-Qualified Incentive Plans; Direction Form for the Long Term Incentive Plan and 1998 Key Employee Incentive Compensation Plan ("Non-Qualified Incentive Plans") Bonus Share Accounts and
          the Form of Questions and Answers for plan participants about the
          Company's tender offer............................................
(a)(9)    Summary Advertisement dated September 9, 1998.....................
(a)(10)   Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9...............................................
(a)(11) Press Relaease dated September 9, 1998 incorporated herein by reference. Filed as Exhibit 99.1 to the Company's Current Report 8-K filed with the Commission on September 9, 1998.
99.(b)(1) The Credit Agreement.